June 20, 2025

Kaan Terzioglu
Executive Chairman
Kyivstar Group Ltd.
Index Tower (East Tower) Unit 1703
Dubai (DIFC) United Arab Emirates

Kaan Terzioglu
Director
VEON Holdings B.V.
Claude Debussylaan 88
1082 MD, Amsterdam

       Re: Kyivstar Group Ltd.
           Registration Statement on Form F-4
           Filed June 5, 2025
           File No. 333-287802
Dear Kaan Terzioglu and Kaan Terzioglu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2025 letter.

Registration Statement on Form F-4
Cover Page

1. We note your revised disclosures in response to prior comment 2. Please further revise throughout the filing to clarify whether any waivers or modifications that Cantor agreed to, or any other agreements that Cantor was a part of (i.e., SPAC Support
       Agreement, Sponsor Agreement, etc.), conveyed when Cantor transferred the 270,000
       Class A Ordinary shares to the Sponsor's affiliate. In addition, include a discussion of
 June 20, 2025
Page 2

       this share transfer (along with any related agreements) in Cohen Circle's subsequent events footnote.
2. We note that you have excluded 1,437,500 Vesting Securities here and from the consideration table on page 10. Since the Vesting Securities are "to be issued" to
       Sponsors, it appears they should be included in the table. Please revise, or tell us why you believe inclusion of such shares is not required. In addition, revise to include footnote disclosure regarding the vesting terms and likelihood of vesting of such securities. Refer to Items 1603(a)(6), 1604(a)(3) and (b)(4) of Regulation S-K.
Frequently Used Terms, page iii

3. We note your revised disclosures on the cover page in response to prior comment 4.
       Please revise further to define Adjusted Cash. In addition, include and define Closing
       Equity Value, Cash Adjustment Excess, Cash Adjustment Shortfall, Target Net Cash,
       and Adjusted Cash, under Frequently Used Terms beginning on page iii. Questions and Answers About the Business Combination...
Did the Cohen Circle Board obtain a third-party valuation..., page xv

4. We note your response to prior comment 24 that "Northland has from time to time served as an advisor to the boards of certain other special purpose acquisition companies sponsored by affiliates of the Sponsors." Please expand this disclosure to discuss the method of selection and compensation received as a result of such prior engagements. Refer to Item 1607(b) of Regulation S-K.
What are the possible sources and the extent of dilution..., page xvii

5. Please address the following as it relates to your revised disclosure in response to prior comment 6.
           The introductory paragraph to the first table on page xvii states that the following tables exclude the effect of the Business Combination transaction. However, the first table includes the shares issued to VEON Amsterdam in the transaction.
           Revise the introductory paragraph to the first table accordingly. Move the paragraph that immediately precedes the header "Dilution per share to
           existing Cohen Circle's shareholders" to be under such header as that paragraph describes the information in the tables that follow.
           Revise to include a footnote to the dilution tables describing any material transactions not reasonably likely to occur, such as the exercise of Cohen Circle warrants and the vesting of the 1,437,500 Vesting Securities, indicating why the vesting securities are excluded and the related vesting terms.
           Tell us what the "change in net tangible book value per share attributable to
           Cohen Circle shareholders" in the second table on page xvii is intended to represent and provide us with the calculations that support such amounts.
Prospectus Summary
JSC Kyivstar, page 1

6. You disclose JSC Kyivstar provides several digital products and services. Please revise to state the amount of revenue these products and services generated in each
 June 20, 2025
Page 3

       period presented, consistent with your disclosures on page 141, to clarify the significance of these products and services to your current operations. Similar revisions should be made on pages 133, 159, and elsewhere where digital products and/or services are discussed.
The Business Combination Agreement and Transaction Documents
Consideration to be Received in the Business Combination
Ownership of Kyivstar Group Ltd. Following the Closing, page 96

7. The introductory language to the table on page 97 indicates that the table does "not"
       take into account Cohen Circle Public Warrants that will be converted into Kyivstar
       Group LTD Warrants at closing. However, it appears you have included such warrants in the table. Please explain or revise.
Unaudited Pro Forma Condensed Combined Financial Information
Equity Capitalization at Closing, page 115

8. We note your revised disclosures in response to prior comment 12. Please revise the introductory paragraph and footnote (1) to the table on page 115 to also clarify that the Cohen Circle Public Warrants are currently out of the money and as such, the holders of Kyivstar Group Ltd Warrants that will be received upon conversion of the
       Cohen Circle Public Warrants, may choose not to exercise such Warrants. Unaudited Pro Forma Condensed Combined Income Statement for the Three-Month Period
Ended March 31, 2025, page 119

9. Please revise to ensure the references in the Note columns for the adjustments under scenarios 2 and 3 are correct. In this regard, it appears references to
  AA    should be
          BB1,    references to    DD1    on the Finance costs line should be
to    DD2,    and
       references to    CC    should be to    AA1.    In addition, revise to
remove the Kyivstar
       Group Ltd column from your interim pro forma income statement or explain.
Business of Kyivstar and Certain Information about Kyivstar
Overview, page 133

10. We note you revised your disclosures in response to comment 20 to now refer to having over 23 million mobile "customers." In addition, you state you are Ukraine's largest mobile operator by number of "subscribers" where you had over 47% of the market share based on the number of subscribers across Ukrainian network providers.
       Please revise to clarify whether customers and subscribers are the same as it relates to these disclosures. If not, revise to provide quantified information regarding the number of subscribers to add context to your market share data. Intention to Invest in Ukraine, page 164

11. We note your response to prior comment 15. Please revise to include the material elements of your response in the registration statement. In addition, to the extent true, revise your disclosure to clarify that there is no guarantee that the full $1 billion will be invested in Ukraine.
 June 20, 2025
Page 4
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 172

12. We note your revised disclosures in response to prior comment 18 regarding total digital monthly active users. Please revise further to clarify, if true, that these users generate digital services revenue and, as previously requested, state the amount of such revenue for each period presented to provide context to the measure.
13. We note your revised disclosure in response to prior comment 19 regarding the types of revenue excluded from the calculation of mobile ARPU. Please revise to disclose why such amounts are excluded and the total amount of mobile service revenue excluded for each period presented, consistent with what you note in the response. In addition, you state that prior to fiscal 2024, all digital service revenue was included in the revenue used to calculate Mobile ARPU. Please clarify whether ARPU is calculated the same in both fiscal 2023 and 2024. To the extent the calculations differ due to the inclusion of digital service revenue in one period and the exclusion in another, revise to indicate as such and tell us why you have not revised the calculations to present comparable measures.
Beneficial Ownership of Kyivstar Group Ltd. Securities, page 235

14. We note your response to prior comment 23 and re-issue the comment. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by VEON Amsterdam B.V. or tell us why it is not required.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:   Jennifer M. Gascoyne